EXHIBIT 99.79

NOTICE OF CHANGE OF CORPORATE STRUCTURE
DATED OCTOBER 27, 2009

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102 –
CONTINUOUS DISCLOSURE OBLIGATIONS

Tasman Metals Ltd., (“Amalco”) as successor to Ausex Capital Corp.(“Ausex”), Lumex Capital Corp. (“Lumex”) and Tasman Metals Ltd., (“Tasman”) hereby gives notice to the Alberta Securities Commission, the British Columbia Securities Commission  and  the TSX Venture Exchange (“TSXV”) of a change in corporate structure, in accordance with the provisions of section 4.9 of National Instrument 51-102.

Names of Parties to the Transaction:

Lumex, Ausex and Tasman were the amalgamating companies under the Transaction (as defined below)

Amalco is the continuing entity as a result of the Transaction.

Description of the Transaction:

On October 22, 2009, pursuant to an amalgamation agreement dated for reference as of June 30, 2009, Tasman, a private company, amalgamated with Ausex and Lumex, both TSXV listed companies, in accordance with the provisions of the Business Corporations Act (British Columbia) (the “Transaction”) as one company under the name of Tasman Metals Ltd. (“Amalco”).

Pursuant to the Transaction as described in the Joint Management Information Circular of Ausex and Lumex dated as of August 4, 2009 (the “Information Circular”):

(a)	each Ausex shareholder received one common share of Amalco (the “Amalco Common Shares”) for every one (1) common share of Ausex held by such Ausex shareholder;

(b)	each Lumex shareholder received 1.0806 Amalco Common Share for every one (1) common share of Lumex held by such Lumex Shareholder;

(c)	each Tasman shareholder received one Amalco Common Share for every one (1) common share of Tasman held by such Tasman shareholder.

(d)
the Ausex and Lumex share purchase warrants and stock options, as described in the Information Circular, shall remain outstanding and shall be exercisable to subscribe for Amalco Common Shares in accordance with their respective terms.

For additional information relating to the Transaction, please refer to the Information Circular which was filed on www.sedar.com under the profiles of Ausex and Lumex.

Effective Date of the Transaction:

The Transaction became effective on October 22, 2009.

Names of Each Party, if any that Ceased to be a Reporting Issuer Subsequent to the Transition and of each Continuing Entity:

The continuing entity is Tasman Metals Ltd., a reporting issuer in British Columbia and Alberta.

As a result of the Transaction, Ausex Capital Corp. and Lumex Capital Corp. have ceased to be reporting issuers in British Columbia and Alberta.

Date of Reporting Issuer’s First Financial Year –End subsequent to the Transaction.

August 31, 2010

Periods, including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year Subsequent to the Transaction.

The periods for which interim financial statements are required to be filed for Amalco’s first financial year subsequent to the transaction are the three months ended November 30, 2009, the six months ended February 28, 2010, and the nine months ended May 31, 2010.

The period for which annual financial statements are required to be filed for Amalco’s first financial year subsequent to the Transaction is the 12 months ended August 31, 2010.

NI 51 102 filings in respect of the Transaction.

For additional information relating to the Transaction, please refer to the Information Circular which was filed on www.sedar.com under the profiles of Ausex and Lumex.

Date of Report:

October 27, 2009.